EXHIBIT 99.1
                                                                    ------------



N E W S   R E L E A S E

FOR IMMEDIATE RELEASE
AUGUST 3, 2004
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ARC RESOURCES LTD. / ARC ENERGY TRUST ANNOUNCE THE AUGUST 2004 INCREASE TO THE
ARX EXCHANGEABLE SHARES EXCHANGE RATIO

CALGARY, AUGUST 3, 2004 (AET.UN AND ARX - TSX) ARC Resources Ltd. along with ARC Energy Trust announces the increase to the Exchange Ratio of the Exchangeable Shares of the corporation from 1.59781 to 1.61289. Such increase will be effective on August 16, 2004.

The following are the details on the calculation of the Exchange Ratio:

-----------------------------------------------------------------------------------------------------------------------------
                                                       10 day Weighted
                                       ARC Energy      Average Trading                     Effective Date
    Record Date         Opening          Trust         Price of AET.UN      Increase in      Date of the         Exchange
  of ARC Energy         Exchange      Distribution      (Prior to the        Exchange        Increase in        Ratio as of
Trust Distribution       Ratio           per Unit     end of the Month)      Ratio **      Exchange Ratio     Effective Date
-----------------------------------------------------------------------------------------------------------------------------
   July 31, 2004        1.59781          $0.15             15.8894            0.01508      August 16, 2004        1.61289
-----------------------------------------------------------------------------------------------------------------------------

** The increase in the Exchange ratio is calculated by dividing the ARC Energy Trust Distribution per Unit multiplied by the opening exchange ratio by the 10 day weighted average trading price of AET.UN.

A holder of ARC Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in Suite 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8, their telephone number is (403) 267-6555 and their website is www.computershare.com.


ARC RESOURCES LTD.
John P. Dielwart,
President and Chief Executive Officer

    For further information about ARC Energy Trust, please visit our website
                        www.arcresources.com or contact:

                 Investor Relations, E-mail: ir@arcresources.com
                  Telephone: (403) 503-8600 Fax: (403) 509-6417

                            Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                           2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9